UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42154

Eshallgo Inc

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with a meeting of the holders of class A ordinary shares of a par value of US$0.0016 each of Eshallgo Inc (the “Company”) (the “Class A Ordinary Shares”), a meeting of the holders of class B ordinary shares of a par value of US$0.0016 each of the Company (the “Class B Ordinary Shares”), and an extraordinary general meeting of shareholders of the Company, attached hereto and incorporated by reference herein are Proxy Statements and Notices of a Meeting of the Holders of Class A Ordinary Shares, a Meeting of the Holders of Class B Ordinary Shares and an Extraordinary General Meeting and Form of Proxy Cards.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Statements and Notices of a Meeting of the Holders of Class A Ordinary Shares, a Meeting of the Holders of Class B Ordinary Shares and an Extraordinary General Meeting
99.2	Form of Proxy Card of a Meeting of the Holders of Class A Ordinary Shares
99.3	Form of Proxy Card of a Meeting of the Holders of Class B Ordinary Shares
99.4	Form of Proxy Card of an Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eshallgo Inc

Date: April 24, 2026	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

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